

January 3, 2013

Via E-mail
Robert L. Hanson
Chief Executive Officer
American Eagle Outfitters, Inc.
77 Hot Metal Street
Pittsburgh, PA 15203-2329

> **Re:** **American Eagle Outfitters, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2012**
> **Filed March 15, 2012**
> **Definitive 14A Filed April 20, 2012**
> **Form 10-Q for Fiscal Quarter Ended April 28, 2012**
> **Filed May 24, 2012**
> **Form 8-K Furnished November 29, 2012**
> **File No. 001-33338**

Dear Mr. Hanson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 28, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 22

1. Please revise your future filings to expand your discussion to quantify the underlying variances in revenues and expenses. In view of the recent activity involving your brands, e.g., sale of M+O and 77kids as well as the asset impairment attributable to aerie, management should provide insight to investors of the comparative financial information

affecting the results of operations of each brand. For example, quantify the amounts of increases in comparable store sales by each brand, including AEO Direct, which contributed to the overall increase in net sales. Similar quantifications should be included for the discussions of changes in gross margin and expenses over the periods. It appears that this information is material to an understanding of your business. Please provide us with draft disclosure of your planned changes.

Definitive 14A filed April 20, 2012

2.   Please confirm in future filings that you will include the disclosure required by Item 407(e)(5) of Regulation S-K. In this regard, we are unable to locate the Compensation Committee Report.

Form 10-Q for Fiscal Quarter Ended April 28, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Key Performance Indicators, page 21

3.   We note the revised definition of comparable store sales now includes AEO Direct. This new definition does not appear to embody what the comparable store sales metric measures given that there are no "new" e-store commerce units. Accordingly, in all future filings, please revise to disclose the dollar amount of AEO Direct sales for each period to provide a clear picture of the drivers of your changes in sales.

4.   Beginning with the first quarter of fiscal year 2012 you began to include direct sales in comparable store sales. In your next Form 10-K, please explain the reasons for the change in this key performance metric.

5.   In future filings, please clarify the extent to which you include direct sales in comparable store sales. For example, please clarify whether AE comparable store sales and aerie comparable store sales include direct sales.

Form 8-K Furnished November 29, 2012

6.   We note you discussed merchandise margin, which appears to be a non-GAAP measure, in your earnings release and earnings call for the fiscal quarter ended October 27, 2012. Please confirm that future disclosure of this measure will be accompanied by a reconciliation of this measure to the most direct comparable GAAP measure and applicable disclosure required by the Regulation G. Please provide us with a draft of your planned disclosures.

7.   Your earnings call discussion indicates that you expect to close 35 to 40 stores this year and approximately 25 to 40 stores per year at lease provision for the next several years. We also note your accounting policy for long-lived asset impairments is to evaluate long-lived assets for impairment at the individual store level. Please tell us how you have addressed the plan to close stores in the next several years in your assessment of the future cash flows from the related stores under the provisions of FASB ASC 360-10-35.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or John Reynolds, Assistant Director, at (202) 551-3790 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining